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                                                               EXHIBIT (A)(l)(m)

Tender Offer Extension for Xircom Acquisition
Questions and Answers
Prepared by Doug Lusk
March 5, 2001

Background: On January 15, Intel announced a definitive agreement under which Intel, through a wholly owned subsidiary, would acquire Xircom, Inc., for $25 per share in an all-cash tender offer valued at approximately $748 million. The acquisition complements Intel's existing desktop PC and server-based network access businesses by enabling Intel to provide new products for notebook and mobile computing uses.

On March 1st, Intel announced it had received the necessary U.S. and German antitrust clearances in order to proceed with closing its acquisition of Xircom. On March 2nd, Intel announced that Xircom had met certain financial obligations that were a condition for closing. The tender offer for all outstanding shares of Xircom was originally scheduled to expire at 5pm EST on Friday March 2.

Intel is now announcing that the tender offer for all outstanding shares of Xircom has been extended to 5 p.m. EST, March 7. The extension is intended to allow Intel time to acquire 90 percent of outstanding shares of Xircom stock.

To-date, 24,304,947 shares of Xircom common stock have either been tendered or are owned by Intel, representing about 81 percent of outstanding shares. In addition, Notices of Guaranteed Delivery have been submitted for another 4,256,815 shares which, if delivered, would give a total of approximately 95 percent of outstanding shares.

Intel expects to close the acquisition promptly after the expiration of the tender offer, assuming the requisite number of shares of Xircom common stock are tendered and other standard closing conditions are satisfied.

Key Message: Intel is announcing that the tender offer for all outstanding shares of Xircom has been extended to 5 p.m. EST, March 7. The extension is intended to allow Intel time to acquire 90 percent of outstanding shares of Xircom stock. Intel expects to close the acquisition promptly after the expiration of the tender offer, assuming the requisite number of shares of Xircom common stock are tendered and other standard closing conditions are satisfied.

Questions and Answers: